Emo Capital, Corp.

10409 Pacific Palisades Ave

Las Vegas, NV 89144

March 24, 2023

WITHDRAWAL OF REQUEST FOR QUALIFICATION

Mr. Benjamin Richie

Ms. Jane Park

Re:	Emo Capital, Corp.
Withdraw of Request for Qualification
File No. 024-12169

Dear Mr. Richie and Ms. Park:

On behalf of Emo Capital, Corp. (the “Company”), I hereby withdraw the "request for qualification" that is filed on March 23, 2023.

We appreciate your prompt attention to this matter.

Very Truly Yours,

/s/ J. Adam Guo

J. Adam Guo

President/CEO

Emo Capital, Corp.